Room 4561

Mr. Yossi Attia
Chief Executive Officer
Euroweb International Corp.
468 North Camden Drive, Suite 256(I)
Beverly Hills, California 90210

Re: Euroweb International Corp.
       Form 10-KSB for the Year Ended December 31, 2005
       File No. 001-12000

Dear Mr. Attia:

        We have reviewed the above referenced filings and have the following
comments. Please note that we have limited our review to the matters addressed in the
comments below. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005
Item 13. Exhibits, page 36

   1. We note that the Company has not filed Exhibit 23 to Form 10-KSB relating to
      consents of experts. Considering the Company filed a Form S-8 on June 24,
      2005, which incorporates by reference any future filings made with the SEC
      under all documents subsequently filed pursuant to Section 13(a), 13(c), 14 or
      15(d) of the Securities Exchange Act of 1934 until the selling stockholders have
      sold all of the shares offered hereby or such shares have been deregistered,
      explain why consents from the Independent Registered Public Accounting Firm's

have not been filed as exhibit 23 in Form 10-KSB for fiscal 2005. We refer you to Item 601 of Regulation S-B. Revise your filing to include these consents from your Auditors or advise us as to why consents are not necessary.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Mr. Yossi Attia
Euroweb International Corp.
November 30, 2006
Page 3

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief

cc: Via Facsimile
       Gregory Sichenzia, Esq.
       Stephen M. Fleming, Esq.
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, New York 10018
       Telephone: (212) 930-9700
       Facsimile: (212) 930-9725